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                               March 18, 2013

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Karen Ubell

Re:	DARA Biosciences, Inc. Registration Statement on Form S-3 Filed february 11, 2013 File No. 333-186557
Ladies and Gentlemen:

On behalf of DARA Biosciences, Inc. (the “Company”), attached are the Company’s responses to the staff’s letter dated March 12, 2013, regarding the Registration Statement filed on February 16, 2012.

For ease of review, the staff’s comments have been repeated and numbered as in the staff’s letter.  Each comment from the staff is immediately followed by the Company’s response.

I hereby confirm on behalf of the Company that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions with respect to this letter, please call the undersigned at (704) 331-7440.

Very truly yours,

/s/ Mark R. Busch
Mark R. Busch

cc:	Dr. David J. Drutz

Responses of DARA Biosciences, Inc. to
SEC Comments of March 12 2013

General

1.
Please provide further detail regarding your prior relationship with the investor and describe the negotiations with the investor leading to consummation of the Purchase Agreement. We note that you had an effective shelf registration statement (File No. 333-173098) with available capacity on file during the negotiation of the Purchase Agreement and that the Purchase Agreement specifically contemplated both the sale of registered securities under that effective registration statement and securities to be sold privately pursuant to an exemption. In light of these facts, please explain how the offering of the Series B-3 convertible preferred stock pursuant to the registration statement was separate and distinct from the offering of the B-4 convertible preferred stock and warrants and whether the information in the shelf registration statement influenced in any way the investor’s decision to purchase the Series B-4 shares and warrants. In addition, please describe the role of the placement agent in the transactions. Please provide further analysis with respect to the application of Securities Act Release No. 33-8828 (August10, 2007) in light of the specific and detailed facts you provide in response to our comment.

Company Response:

As stated in the Company’s prior response letter the investor in the offering was a sophisticated institutional investor with longstanding prior relationships with both the Company and the placement agent for the offering.

Representatives of the placement agent have been doing business with the investor since at least 2006.  Since 2006, representatives of the placement agent have presented the investor more than 30 potential transactions.  The investor invested in many of these transactions.  The placement agent first put the investor in contact with the Company about a potential investment in 2009.  The investor was later contacted by the placement agent about the Company’s Series B-2 preferred stock offering which commenced in February 2012.  This offering was registered via registration statement on Form S-1 no. 333-179637.  The investor met with the Company during the road show for this offering in March 2012.  The investor purchased $3 million of Series B-2 preferred stock in the March 2012 offering.  During 2012 the investor visited the Company’s offices twice and had numerous telephone calls with Company management prior to the execution of the Purchase Agreement.

The discussions that culminated in the investor purchasing shares of Series B-3 preferred stock, Series B-4 preferred stock and warrants via the Purchase Agreement began in November 2012 when the investor contacted the placement agent about potentially making an investment in the Company prior to year-end.  The investor has informed the Company that its interest in making an investment came about due to its longstanding prior relationship with and substantial prior investment in the Company and not as a result of the fact that the Company filed the shelf registration statement ultimately used to register the issuance of the Series B-3 share in March 2011.  The investor has confirmed to the Company that the information in the shelf registration statement did not influence in any way the investor’s decision to purchase the Series B-4 shares and warrants.  Instead, the investor’s investment decision was based entirely on information it had through its longstanding prior relationship with and substantial prior investment in the Company and direct negotiations through the placement agent with the Company.

In conducting the offering the Company carefully considered the availability of an exemption under Section 4(2) from Section 5 registration requirements for the offer and sale of the B-4 shares and warrants.  In this analysis, the Company relied on the guidance set forth in Securities Act Sections Compliance and Disclosure Interpretation 139.25 and in Securities Act Release No. 8828 concerning integration issues implicated by concurrent public and private offerings of securities (the “Guidance”).  Under the Guidance it is clear that an issuer may conduct concurrent public and private offerings of securities, but only if the issuer is able to establish that the investors in the private offering were not solicited by means of general solicitation (including through the filing of the registration statement).  The Guidance recognizes that although the filing of a registration statement for a registered offering may constitute general solicitation, as long as the issuer is able to demonstrate that, in fact, the investors in the offering did not become interested in the offering though such general solicitation, then the filing of the registration statement will not impact the potential availability of the Section 4(2) exemption.

The Company does not dispute the fact that the issuances of the B-3 shares, B-4 shares and warrants were all part of the same transaction.  However, the fact that the Company chose to register a portion of these securities does not change the fact that the offering as a whole constituted a valid private placement exempt from Section 5 of the Securities Act by virtue of the Section 4(2) exemption.